FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated March 31, 2004, announcing that Registrant’s Spacenet subsidiary has been chosen by American Municipal Power Ohio (AMP-Ohio) to provide a high-speed VSAT data network.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Oren Most —————————————— Oren Most CEO and President

Dated: April 1, 2004

Mar 31, 2004

AMP-Ohio Selects Gilat’s Spacenet Subsidiary For Critical Electrical Power Monitoring/Control Network
Spacenet to provide high-reliability Connexstar satellite network connectivity for Ohio power association’s electricity transmission system

Petah Tikva, Israel, March 31, 2004 – Gilat Satellite Networks Ltd. (NASDAQ: GILTF) today announced that its Spacenet subsidiary has been chosen by American Municipal Power Ohio (AMP-Ohio) to provide a high-speed VSAT data network. The Spacenet Connexstar service will provide remote control for more than 100 transmission substations and carry vital data to AMP-Ohio’s SCADA network.

“When AMP-Ohio decided to transition away from terrestrial leased lines and towards an always-on, high-speed connectivity solution, we naturally looked to VSAT,” said AMP-Ohio Chief Information Officer Phil Meier. “We thoroughly evaluated a number of competing VSAT networking vendors, and Spacenet’s Connexstar service was a clear winner. Spacenet’s technology solution provided the best speed and responsiveness, as well as offering the reliability and availability we demand for our mission-critical network applications.”

“This agreement with AMP-Ohio is an important milestone in Spacenet’s continued growth and expansion in the energy industry,” said Spacenet CEO Bill Gerety. “For years, Spacenet has demonstrated its ability to support the most critical networks for commercial and government customers. Now, our proven technology is seeing increasing use by leading energy companies with strict availability and reliability needs.”

About AMP-Ohio
American Municipal Power-Ohio (AMP-Ohio) is a nonprofit association representing 89 municipal electric communities in Ohio, Michigan, Pennsylvania and West Virginia. Owned and governed by its member communities, the organization has been dedicated to providing member assistance and low-cost power supply to municipal electric systems since its inception in 1971.

The organization supplies wholesale power and provides technical and other services to its members. AMP-Ohio owns and operates the Richard H. Gorsuch Generating Station, a 213-megawatt, coal-fired facility in Marietta, Ohio as well as smaller, distributed generating units dispersed throughout the state. In addition, AMP-Ohio manages projects on behalf of the Ohio Municipal Electric Generating Agency (OMEGA) Joint Ventures program. Through this program, AMP-Ohio member communities jointly own generation and transmission projects. Through OMEGA Joint Ventures, AMP-Ohio operates the 42-megawatt Belleville Hydroelectric Plant on the Ohio River near Belleville, WV; the 3.6-megawatt AMP-Ohio/Green Mountain Wind Farm, located near Bowling Green, Ohio and a number of distributed generation units throughout the state.

Background on Spacenet’s Connexstar service
Connexstar provides commercial-grade, always-on broadband connectivity to multi-site enterprises of any size, anywhere in the continental United States. The service supports a wide range of business applications, including high-speed credit authorization, in-store licensed music, distance learning, content multicasting and secure private networking services all through a single, compact, remote access device incorporating advanced networking and routing functionality.

About Spacenet
Spacenet Inc. provides two-way satellite-based broadband networking solutions throughout North America under the Connexstar brand, and has more than 15 years’ experience in providing connectivity, provisioning, operations and maintenance to enterprise and government customers, including some of the largest satellite-based networks in the world. Spacenet is based in McLean, Virginia, and is a wholly owned subsidiary of Gilat Satellite Networks, Ltd. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with more than 450,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition the Company markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 80 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Relations
+1 703- 848-1515

tim.perrott@spacenet.com

Gilat Media Contact:
Barry Spielman,
Senior Director, Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com

Spacenet Media Contact
Fritz Stolzenbach
Director, Marketing
+17038481515
fritz.stolzenbach@spacenet.com